Exhibit (p)(3)

EMERGING GLOBAL ADVISORS, LLC

CODE OF ETHICS

Adopted April 2, 2009

Amended May, 2013, April 1, 2014, May 6, 2014, April 23, 2015

I. INTRODUCTION

High ethical standards are essential for the success of Emerging Global Advisors, LLC (“EGA” or the “Adviser”) and to maintain the confidence of the Adviser’s clients. The Adviser’s long-term business interests are best served by adherence to the principle that the interests of clients come first. We have a fiduciary duty to clients to act solely for the benefit of our clients. All personnel of the Adviser, including members, officers and employees of the Adviser must put the interests of the Adviser’s clients before their own personal interests and must act honestly and fairly in all respects in dealings with clients. All personnel of the Adviser must also comply with all applicable Federal securities laws (as defined in Rule 204A-1 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”)).

Potential conflicts of interest between the interests of the Adviser’s personnel and the interests of the Adviser’s clients may arise in connection with the operation of the Adviser’s investment advisory activities, including conflicts arising in connection with the personal trading activities of the Adviser’s personnel. In recognition of (i) the fact that an employee of the Adviser may have a pre-existing personal securities account and may require the ability to sell securities from time to time; (ii) the Adviser’s fiduciary duty to its clients; and (iii) the Adviser’s desire to maintain its high ethical standards, the Adviser has adopted this Code of Ethics (the “Code”) containing provisions designed to prevent improper personal trading, identify conflicts of interest and provide a means to resolve any actual or potential conflicts in favor of the Adviser’s clients. The Code is intended to comply with Rule 204A-1 under the Advisers Act and Rule 17j-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Adherence to the Code and the related restrictions on personal investing is considered a basic condition of employment by the Adviser. If you have any doubt as to the propriety of any activity, you should consult with the Chief Compliance Officer of the Adviser ("Compliance Officer"), who is charged with the administration of this Code. Upon initial receipt of this Code, all Covered Persons, as defined below, are required acknowledge their receipt of this Code .

II. DEFINITIONS

Access Person of the Adviser means any officer, employee, managing member, manager, partner or director of Adviser.

Advisory Client of the Adviser means any advisory client of the Adviser, including the Funds.

Automatic Investment Plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including a dividend reinvestment plan.

Beneficial Ownership includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary or financial interest in a security. For example, an individual has an indirect pecuniary interest in any security owned by the individual’s spouse. Beneficial ownership also includes, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, having or sharing “voting power” or “investment power” as those terms are used in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder.

Covered Person means (i) any Access Person of the Adviser; (ii) any solicitor/consultant, representative or agent retained by the Adviser who (A) makes or participates in the making of investments and/or potential investments for clients, or (B) has access to non-public information on investments and/or potential investments for clients regarding securities recommendations to clients; and (iii) any outside consultant or independent contractor who works on-site at the Adviser and/ or can access remotely the Adviser’s computers and systems and who, in connection with his or her regular functions, may have access to non-public information. With respect to (iii) only, such Covered Persons will be subject to this Code of Ethics as determined by the Adviser.

Discretionary Account means a Personal Account over which the Covered Person has no direct or indirect influence or control (i.e., blind trust, discretionary account or trust managed by a third party).

EGAI Index means an index whose underlying methodology is the proprietary methodology of EGA or an affiliate of EGA and which is owned by EGA or an affiliate of EGA.

Funds mean the exchange-traded funds (“ETFs”) and mutual funds that are series of EGA Emerging Global Shares Trust and EGA Frontier Diversified Core Fund and any other funds that are advised or sub-advised by Adviser, including a Self-Indexing Fund.

Index Personnel means any Covered Person of the Adviser who is substantially involved in, or has frequent or regular access to information that relates to, the design, creation, development, methodology, calculation, rebalancing or reconstitution of an EGAI Index.

Material Non-Public Information or MNPI means (i) information for which there is substantial likelihood that a reasonable investor would consider important in making his or her investment decision or (ii) information that is reasonably certain to have a substantial effect on the price if a company’s security; and (iii) in each of (i) and (ii) is non-public, i.e. it has not been effectively communicated to the market place through a publication of broad distribution, a public filing or the issuer’s website.

Examples of the types of information concerning an issuer that is likely to be deemed “material” include, but are not limited to, the following:

•	Dividend increases or decreases;

•	Earnings (or loss) estimates or material changes to previously released earnings (or loss) estimates;

•	Significant expansion or curtailment of operations;

•	Significant increase or decline in revenues;

•	Significant merger or acquisition proposals or agreements, including tender offers;

•	Significant new products or discoveries;

•	Extraordinary borrowing;

•	Major litigation;

•	Liquidity problems;

•	Bankruptcy;

•	Extraordinary management developments; and

•	Purchase or sale of substantial assets.

Specifically with respect to the Adviser’s business, the following information may constitute material information, depending on the circumstances:

•	Information about Advisory Clients’ portfolios, such as:

o	current portfolio holdings or weights (other than holdings or weights as of a specific date that have been made publicly available in a shareholder report, SEC filing or a respective Fund’s website);

o	trading strategy, including the intention to purchase, sell or hold securities; or

o	information about dividends, including the potential for payment and rate of future dividends;

•	Information about rebalancing or reconstitution of or changes to the index underlying an ETF portfolio;

•	Information about a material pending or current redemption or purchase of creation units of an ETF or shares of a Fund;

•	Information about a change or a planned change to the proprietary methodology of an index underlying an ETF (including an EGAI Index).

Overlapping Securities means securities that are (i) the Funds, (ii) the securities in the portfolios of the Funds, (iii) any emerging markets or frontier markets ETPs or US-listed listed closed-end funds, as objectively determined by EGA by using third-party screening tools or classifications, (iv) any ETPs or US-listed closed-end funds that target emerging markets or frontier markets exposure, as objectively determined by EGA by using third-party screening tools or classifications, (v) Restricted Securities and (vi) any derivatives (including ADRs and GDRs) of the securities listed above in items (i) - (v).

Other Personnel means EGA sales and trading personnel.

Personal Account means any account in which the holder of the account has any direct or indirect beneficial ownership, including any account over which the holder has trading discretion. For purposes of this Code, beneficial ownership is interpreted in the same manner as it would be under Rule 16a-1(a)(2) under the Exchange Act. A Personal Account includes an account maintained by or for:

i.	A Covered Person’s spouse (other than a legally separated or divorced spouse of the Covered Person) and minor children;

ii.	Any immediate family members who live in the Covered Person’s household; and

iii.	Any persons to whom the Covered Person provides primary financial support, and either (a) whose financial affairs the Covered Person controls; or (b) for whom the Covered Person provides discretionary advisory services, including (1) joint or tenant-in-common accounts in which the employee is a participant; (2) accounts for which the Covered Person acts as trustee, executor or custodian; and (3) accounts over which the Covered Person has any investment discretion.

Reportable Security means any security as defined in section 202(a)(18) of the Advisers Act and any derivative thereof, commodities, options or forward contracts (a “Security”). This includes a Security issued by the Funds or by any other funds advised or sub-advised by Adviser. A Reportable Security does not include:

i.	Direct obligations of the government of the United States, including agency obligations (bills, bonds and notes)

ii.	Municipal bonds;

iii.	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments (i.e. any instrument having maturity at issuance of less than 366 days and which is rated in one of the highest two rating categories by a Nationally Recognized Statistical Rating Agency, including commercial paper, fixed-rate notes, repurchase agreements and municipal bonds);

iv.	Shares in money market mutual funds;

v.	Shares in open-end investment companies that are mutual funds and are not advised or sub-advised by the Adviser; or

vi.	Shares of unit investment trusts that are invested exclusively in open-end mutual funds not advised or sub-advised by the Adviser.

Restricted Securities are securities where the Adviser has determined that it is prudent to restrict trading activity.

Selection List means the screened universe of securities whose profile and characteristics qualify them for inclusion in an EGAI Index, based on a published methodology document, and from which the final index constituents are drawn.

Self-Indexing Fund means a Fund whose underlying index is an EGAI Index.

Short Sale means the sale of securities that the seller does not own. A Short Sale is “against the box” to the extent that the seller contemporaneously owns or has the right to obtain securities identical to those sold short, at no added cost.

Under Review means:

(A) a Reportable Security that appears on the Selection List of an EGAI Index (i) at its creation; (ii) in connection with the periodic reconstitution of such index or (iii) as a result of a change or a planned change to the proprietary methodology of such index, in each of (i)-(iii), during the period commencing on the date on which the Selection List is produced and ending on the date on which the final portfolio of an EGAI Index is published or otherwise publicly disclosed. ; or

(B) a Reportable Security that is a constituent of an EGAI Index and that is changing as a result of a corporate action, during the period commencing on the date on which such corporate action is announced and ending on the date on which trading, if any, in that constituent security is concluded.

III. STANDARDS OF CONDUCT

1.	Anti-Fraud Standards. It is unlawful for a Covered Person in connection with the purchase or sale, directly or indirectly, by the Covered Person of a Reportable Security to:

a.	Employ any device, scheme or artifice to defraud the client;

b.	Make any untrue statement of a material fact to the client or omit to state a material fact necessary in order to make the statements made to the client, in light of the circumstances under which they are made, not misleading;

c.	Engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the client; or

d.	Engage in any manipulative practice with respect to the client.

2.	Other Standards of Conduct. In addition, it is expected that all Covered Persons will:

a.	Use reasonable care and exercise professional judgment in all actions affecting a client.

b.	Maintain general knowledge of and comply with all applicable federal and state laws, rules and regulations governing the Adviser’s activities, and not knowingly participate or assist in any violation of such laws, rules or regulations.

c.	Not engage in any conduct involving dishonesty, fraud, deceit, or misrepresentation or commit any act that reflects adversely on their honesty, trustworthiness, or professional competence.

e.	Respect and maintain the confidentiality of clients’ information, their securities transactions and potential transactions, their portfolio strategy, or any other matters within the bounds of fiduciary duty.

f.	Be aware of the scope of material nonpublic information related to the value of a security. Avoid any trading or causing any other party to trade in a security if such trading would breach a fiduciary duty or if the information was misappropriated or relates to a material corporate event.

g.	Exercise diligence and thoroughness in securities research and in the making of investment recommendations and decisions; and maintain appropriate records to support the reasonableness of such recommendations and decisions.

h.	Deal fairly and objectively with clients when disseminating investment recommendations, disseminating material changes in recommendations, and taking investment action.

i.	Refrain from any misrepresentations or factual omissions that could affect clients’ investment decisions.

j.	Comply on a timely basis with the reporting requirements of this Code.

IV. APPLICABILITY OF CODE OF ETHICS

This Code applies to all Personal Accounts of all Covered Persons. A current comprehensive list of all Covered Persons and their Personal Accounts will be maintained by the Adviser’s Compliance Officer.

V. RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

1.	General. It is the responsibility of each Covered Person to ensure that a particular securities transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code or otherwise prohibited by any applicable laws. Personal securities transactions for Covered Persons may be effected only in accordance with the provisions of this Section. Covered Persons may refer to the Code of Ethics Securities Grid (attached hereto as Attachment A), which summarizes the pre-clearance and frequent trading requirements of the Code of Ethics. The Securities Grid is a reference tool and does not contain all the requirements in the Code. It is not a substitute for reading the Code of Ethics in full.

2.	Preclearance of Transactions in Personal Accounts. A Covered Person must obtain the prior written approval of the Compliance Officer before engaging in any transaction (including short sales) in Overlapping Securities in his or her Personal Account.

a.	The Compliance Officer may approve the transaction if the Compliance Officer concludes that the transaction would comply with the provisions of this Code and is not likely to have an adverse impact on client accounts.

b.	A request for preclearance must be made by completing the Trade Request Form in the Compliance Science Personal Trading Control Center system ("PTCC") (or another similar format approved by the Compliance Officer) and submitting it to the Compliance Officer on the day of the contemplated transaction but prior to submitting an order for such trade.

c.	Any approval given under this paragraph will remain in effect until 4:00 p.m. Eastern Time on the day of the contemplated transaction or, for securities listed on a foreign exchange, until the next close of the exchange upon which the security is listed.

3.	Exceptions to Preclearance Requirements: This section sets forth exceptions from the preclearance requirements for certain types of transactions. The other restrictions and reporting obligations of the Code will continue to apply to any transaction exempted from preclearance pursuant to this Section. Accordingly, unless otherwise exempted from the reporting requirements of this Code, the following transactions will be exempt only from the preclearance requirements of this Code:

a.	Purchases or sales of Reportable Securities that are non-volitional on the part of the Covered Person such as purchases that are made pursuant to a merger, tender offer or exercise of rights;

b.	Purchases or sales of Reportable Securities pursuant to an Automatic Investment Plan;

c.	Transactions in securities that are not Reportable Securities;

d.	Purchases or sales of shares issued by U.S. registered open-end funds that are mutual funds, other than the Funds;

e.	Transactions effected in a Discretionary Account. In order to take advantage of this exception, a fully executed copy of such discretionary account agreement, or other evidence deemed acceptable by the Chief Compliance Officer, must be provided to the Compliance Officer for review and approval as soon as a Discretionary Account is opened.

f.	Transactions in securities that are not Overlapping Securities.

4.	Restricted Securities. No Covered Person shall purchase a security that is currently listed on the Adviser's restricted list.

5.	Blackout Period. No Covered Person shall purchase or sell a Reportable Security (including a security listed on a non-US stock exchange) that is Under Review in his or her Personal Account.

6.	Initial Public Offerings ("IPO"s). A Covered Person may not acquire any direct or indirect beneficial ownership in any US-listed or non-US-listed securities in any initial public offering without the prior written approval of the Compliance Officer. A request for preclearance must be made by completing the IPO/Private Placement Request Form in PTCC (or another similar format approved by the Compliance Officer).

7.	Private Placements. A Covered Person may not acquire any beneficial ownership in ANY securities in any Private Placement of securities unless the Compliance Officer has given express prior written approval. A request for preclearance must be made by completing the IPO/Private Placement Request Form in PTCC (or another similar format approved by the Compliance Officer). “Private Placements” are offerings that are exempt from registration under the Securities Act of 1933, as amended, including exempted offerings of securities issued outside the United States. Investments in hedge funds or private pooled vehicles are typically sold in private placements. The Compliance Officer, in determining whether approval should be given, will take into account, among other factors, whether the investment opportunity should be reserved for clients and whether the opportunity is being offered to the Covered Person by virtue of his or her position with the Adviser. Investments in EGA made by Covered Persons are exempt from both the preclearance and reporting requirements of the Code.

8.	Service on Boards of Directors; Outside Business Activities. A Covered Person may not serve as a director (or similar position) on the board of any company, including a public company, or take part in any outside business activities unless the Covered Person has received written approval from the Compliance Officer. A request for preclearance must be made by completing the Outside Affiliation Request Form in PTCC (or another similar format approved by the Compliance Officer).Authorization will be based upon a determination that the board service/outside business activities would not be inconsistent with the interests of any client account. At the time a Covered Person submits the initial holdings report in accordance with Section VII.2. of the Code, the Covered Person will submit to the Compliance Officer a description of any board service and outside business activities in which the Covered Person has a significant role. All registered representatives are also required to comply with the ALPS policy on outside business activities.

9.	Restrictions on Frequent Trading. No Covered Person may execute more than 10 transactions in any 60 day period in securities that require Preclearance under Section V.

10.	Additional Exceptions. The Compliance Officer, in his or her discretion, may grant additional exceptions to this policy based on, among other things, hardships or extended disability or any other circumstances, in the reasonable judgment of the Compliance Officer.

11.	Management of Non-Adviser Accounts. Covered Persons are prohibited from managing accounts for third parties who are not Advisory Clients or serving as a trustee for third parties unless the Compliance Officer pre-clears the arrangement and finds that the arrangement would not harm any Advisory Client. The Compliance Officer may require the Covered Person to report transactions for such account and may impose such conditions or restrictions as are warranted under the circumstances.

VI.	GIFTS and ENTERTAINMENT

1.	Gifts. No Covered Person may receive any gift, service, or other thing of more than $100 during any calendar year from any person or entity that does business with or potentially could conduct business with or on behalf of the Adviser. See Section VI.7 below for reporting obligations with respect to such gifts. No Covered Person may give or offer any gift of more than $100 during any calendar year to any person or entity that does business with or potentially could conduct business with or on behalf of the Adviser without the prior written approval of the Compliance Officer. Furthermore, Covered Persons’ activities (including gifts) with respect to U.S. public plans and U.S. government officials are subject to the Adviser’s Pay to Play policy and Lobbyist Registration and Reporting policy. Covered Persons’ activities with respect to foreign government officials are subject to the Foreign Corrupt Practices Act policy. All registered representatives are also required to comply with the ALPS policy on gifts and entertainment.

Gifts of de minimis value such as pens, notepads, or modest desk ornaments and promotional items that display a firm's logo such as shirts, tote bags, etc. are excluded from all of the requirements of Section VI as long as the value of the gift is substantially below $100.

2.	Solicited Gifts. No Covered Person may use his or her position with the Adviser to obtain anything of value from a client, supplier, person to whom the Covered Person refers business, or any other entity with which the Adviser does business.

3.	Cash. No Covered Person may give or accept cash gifts or cash equivalents (including non-store specific gifts cards, such as American Express gift cards) to or from an investor, prospective investor, or any entity that does business with or potentially could conduct business with or on behalf of the Adviser.

4.	Entertainment. No Covered Person may provide or accept extravagant or excessive entertainment (including meals, sporting events and other entertainment) to or from an investor, prospective investor, or any person or entity that does or potentially could do business with or on behalf of the Adviser. Covered Persons may provide or accept a business entertainment event of reasonable value, if the person or entity providing the entertainment is present. See Section VI.7 below for reporting obligations. Furthermore, Covered Persons’ activities (including entertainment) with respect to U.S. public plans and U.S. government officials are subject to the Adviser’s Pay to Play policy and Lobbyist Registration and Reporting policy. Covered Persons’ activities with respect to foreign government officials are subject to the Anti-Bribery and Anti-Corruption policy. All registered representatives are also required to comply with the ALPS policy on gifts and entertainment.

5.	Seminars and Conferences. The Adviser requires all Covered Persons to submit travel and expense reports for all expenses associated with seminars and conferences. Covered Persons must submit all travel and lodging expenses to be paid by the Adviser, and must receive the prior written approval of the Compliance Officer in order to permit a broker or third party to pay expenses associated with a Covered Person’s travel and lodging regarding a specific seminar or conference.

6.	Government Officials. No gift or entertainment event of any value involving government officials or their families, which may be perceived to induce the recipient to act for the benefit of the Adviser, may be given or sponsored by the Adviser or any Covered Person without the prior written approval of the Compliance Officer. For more detail on the rights and obligations of Covered Persons rights and obligations with respect to gifts and entertainment of foreign government officials are subject to the Adviser’s Anti-Bribery and Anti-Corruption policy. Furthermore, Covered Persons’ activities (including gifts and entertainment) with respect to U.S. public plans and U.S. government officials are further detailed in the Pay to Play policy and the Lobbyist Registration and Reporting policy.

7.	Reporting. Each Covered Person must request approval from the Compliance Officer prior to the giving of any gifts and prior to providing an entertainment event totaling more than $300 per person. Each Covered Person must report to the Compliance Officer the receipt of all gifts and the receipt of entertainment totaling more than $300 per person within 7 days of receiving the gift or entertainment. The Compliance Officer may require that any such gift be returned to the provider, given to charity or that an expense be repaid by the Covered Person. The Compliance Officer also will keep records of any gifts so reported. To request approval or report gifts and entertainment the Gifts & Entertainment Request Form in PTCC (or another similar format approved by the Compliance Officer) must be completed.

VII. REPORTING

1.	Initial Holdings Reports. All Covered Persons are required within 10 days of becoming a Covered Person through the adoption of this Code or of commencement of employment with the Adviser, to submit an initial holdings statement to the Compliance Officer. The report must be dated the day the Covered Person submits it, and must contain information that is current as of a date no more than 45 days prior to the date the person becomes a Covered Person of the Adviser. The report shall list:

a.	All Reportable Securities, held in a Personal Account of the Covered Person, including title and exchange ticker symbol or CUSIP number, type of security, number of shares and principal amount (if applicable) of each security. For the avoidance of doubt, this includes the beneficial ownership of any Funds, including accounts of all household members, held directly with a Fund;

b.	The account number and name of any brokerage firm, bank or other financial institution with which the Covered Person maintains a Personal Account in which ANY Reportable Securities are held, or could be held, for the direct or indirect beneficial ownership of the Covered Person;

c.	A description of outside business activities in which the Covered Person has a significant role, including any service on the board of directors of a company.

2.	Quarterly Reports. Within 30 days after the end of a calendar quarter, with respect to any Personal Account established by the Covered Person that can hold Reportable Securities for the direct or indirect benefit of the Covered Person a broker trade confirmation or an account statement that contains:

a.	The date of the transaction, the title, and, as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares and principal amount of each security;

b.	The nature of the transaction (i.e., purchase or sale or any other type of acquisition or disposition);

c.	The price of the security at which the transaction was effected;

d.	The name of the broker or other financial institution through which the transaction was effected; and

e.	The date the report is submitted by the Covered Person.

3.	Duplicate Confirmations. To facilitate compliance with this reporting requirement, the Adviser requires that a duplicate copy of all trade confirmations or brokerage statements included in the Initial Holdings Reports and Quarterly Reports be supplied directly to the Adviser’s Compliance Department. The Compliance Department must also be notified prior to the creation of any new personal investment accounts so that it may request that duplicate statements and confirmations of all trading activity be sent to the Compliance Department. Although Discretionary accounts are exempt from the reporting requirements described above (as provided in subsection 5 below), this notification provision applies to the opening of any new Discretionary account(s).

4.	Annual Holdings Reports. On an annual basis, by a date specified by the Compliance Officer, each Covered Person must complete the annual Code of Ethics certification. The rest of the annual holdings report requirements in Rule 204A-1 of the Adviser’s Act are satisfied through the Quarterly Reports.

5.	Exceptions to Reporting Requirements. A Covered Person need not submit any report with respect to:

a.	Securities held in Personal Accounts that are Discretionary Accounts (other than as related to the initial review of a newly opened Discretionary Account as provided in Subsection 3 above);

b.	transaction reports with respect to transactions effected pursuant to an automatic investment plan; or

c.	securities that are not Reportable Securities.

6.	Conflicts of Interest. Covered Persons must report immediately to the Compliance Officer any situation which may involve any real or perceived conflict of interest or suspected violation.

7.	Transactions Subject to Review. The Compliance Officer will periodically review transactions on broker statements against preclearance forms to make sure all trades have been pre-cleared, if preclearance was required.

VIII. RECORDKEEPING

The Compliance Officer shall maintain records in the manner and extent set forth below, and these records shall be available for examination by representatives of the Securities and Exchange Commission:

1.	A copy of this Code which is, or at any time within the past five years has been, in effect shall be preserved in an easily accessible place;

2.	A record of any violation of this Code and of any action taken as a result of such violation shall be preserved in an easily accessible place for a period of not less than five years following the end of the fiscal year in which the violation occurs, the first two years in an appropriate office of the Adviser;

3.	A copy of all written acknowledgements of the receipt of the Code and any amendments thereto for each Covered Person who is currently, or within the past five years was, a Covered Person;

4.	A copy of each report made pursuant to this Code and brokerage confirmations or statements submitted on behalf of Covered Persons shall be preserved for a period of not less than five years from the end of the fiscal year in which the last entry was made on such record, the first two years in an appropriate office of the Adviser;

5.	A list of all Covered Persons (which includes all Access Persons) who are required, or within the past five years have been required, to make reports under the Code or who are responsible for reviewing such reports pursuant to this Code shall be maintained in an easily accessible place;

6.	A record of any decision and supporting reasons for approving the acquisition or disposition of securities by a Covered Person;

7.	A record of persons responsible for reviewing reports and a copy of reports provided pursuant to Section VII; and

8.	A record of any report furnished to the board of the Funds pursuant to Section IX below shall be preserved for a period of not less than five years from the end of the fiscal year in which the last entry was made on such record, the first two years in an appropriate office of the Adviser.

IX. REPORTS TO THE BOARD(S) OF REGISTERED INVESTMENT COMPANIES

No less frequently than annually, the Adviser will furnish the Boards of Trustees of the Funds (the “Board”) with a written report that:

1.	Describes any issues arising under the Code or procedures since the last report to the Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and

2.	Certifies that the Adviser has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

X. OVERSIGHT OF CODE OF ETHICS

1.	General Principle. The Adviser will use reasonable diligence and institute procedures reasonably necessary to prevent violations of the Code.

2.	Acknowledgment. The Compliance Officer shall identify all Covered Persons who are under a duty to make reports under this Code and shall inform such persons of such duty and annually deliver a copy of the Code and any amendments to all Covered Persons. The Compliance Officer will also distribute promptly all amendments to the Code. Upon initial receipt of this Code, and annually thereafter, all Covered Persons are required to acknowledge their receipt of this Code.

3.	Review of Transactions. As part of monitoring compliance with these policies, the Compliance Officer will employ various monitoring techniques that may consist of (but are not limited to) reviewing or sampling personal securities transactions. The Compliance Officer’s personal trading transactions will be reviewed or sampled and pre-approved, as applicable, by the Chief Executive Officer or by the President or their designee. Any Covered Person transactions that are believed to be a violation of this Code will be reported promptly to the management of the Adviser.

4.	Sanctions. Upon determining that a violation of this Code has occurred, the Adviser may impose such sanctions or remedial action as deemed appropriate or to the extent required by law. These sanctions may include, among other things, warnings, retraining, disgorgement of profits, monetary penalties, suspension or termination of employment and/or a referral to a regulatory body or law enforcement.

5.	Reports to the Board. The Adviser shall report to the Board any material violation of the Code by a Covered Person in accordance with Section IX above.

6.	ADV Disclosure. To the extent that Adviser has Advisory Clients that are not registered investment companies, the Compliance Officer will ensure that the Adviser’s Form ADV (i) describes the Code in Item 11 of Part II; and (ii) offers to provide a copy of the Code to any current or prospective Advisory Client that is not a registered investment company, upon request.

XI. CONFIDENTIALITY

All reports of personal securities transactions and any other information filed pursuant to this Code shall be treated as confidential to the extent permitted by law.

XII. CONFIDENTIAL INFORMATION

General. Employees may acquire confidential information (information not generally available to the public) concerning, among other things (i) the affairs and business transactions of the Adviser; (ii) companies researched by the Adviser for investment, third-party or internal research of any kind, or information about the indexes underlying the Funds (including rebalances, reconstitutions and changes to the methodology) ; (iii) the Adviser’s present and prospective clients; (iv) client portfolio transactions (executed, pending or contemplated), including pending material redemptions or creations; and (v) confidential information relating to the Adviser’s holdings, suppliers, officers and other staff members. Confidential information also includes trade secrets, intellectual property, and other proprietary information of the Adviser such as business or product plans, systems, methods, software, manuals and client lists. Safeguarding confidential information is essential to the conduct of the Adviser’s business. Caution and discretion are required in the use of such information and in sharing it only with those who have a legitimate need to know (including other employees of Adviser and clients).

2.	Confidentiality Obligations of Index Personnel. Index Personnel shall keep Material Non-Public Information related to the calculation, maintenance, rebalancing or reconstitution of an EGAI Index strictly confidential during any period in which the securities of the EGAI Index are Under Review and will not disclose such information to Other Personnel, any EGA personnel or to third parties (other than on a need-to-know basis in order to enable the Adviser to carry out any applicable regulatory, compliance or reporting functions, and subject to confidentiality agreements with third parties, if applicable, or pursuant to firewall procedures adopted by EGA) unless and until such information becomes publicly available and a security is no longer Under Review.

2.	Personal Use. Confidential information obtained or developed as a result of employment with the Adviser is not to be used or disclosed for the purpose of furthering any private interest or as a means of making any personal gain. Unauthorized access or disclosure of such information (other than as described above) could result in civil or criminal penalties against the Adviser or the individual responsible for disclosing such information.

Further guidelines pertaining to confidential information are contained in the “Policy Statement on Insider Trading” set forth in Section XIV below.

3.	Release of Client Information. All requests for information concerning a client (other than routine inquiries), including requests pursuant to legal process (such as subpoenas or court orders) must be promptly referred to the Compliance Officer or General Counsel. No information may be released, nor should the client involved be contacted, until so directed by either the Compliance Officer or General Counsel.

In order to preserve the rights of our clients and to limit the Adviser’s liability concerning the release of client proprietary information, care must be taken to:

a.	Limit use and discussion of information obtained on the job to normal business activities;

b.	Request and use only information that is related to our business needs;

c.	Restrict access to records to those with proper authorization and legitimate business needs; and

d.	Include only pertinent and accurate data in files, which are used as a basis for taking action or making decisions.

XIII. CONFLICTS OF INTEREST

Employees should avoid actual or apparent conflicts of interest – that is, any personal interest inside or outside the Adviser that could be placed ahead of the employee’s obligations to the Advisory Clients or the Adviser. Conflicts may exist even when no wrong is done. The opportunity to act improperly may be enough to create the appearance of a conflict.

The Adviser recognizes and respects an employee’s right of privacy concerning personal affairs, but we must require a full and timely disclosure of any situation that could result in a conflict of interest, or even the appearance of a conflict. The Adviser, not the employee involved, will determine the appropriate action to be taken to address the situation.

To reinforce the Adviser’s commitment to the avoidance of potential conflicts of interest, the following rules have been adopted that prohibit employees from engaging in certain activities without the pre-approval from the Compliance Officer:

1.	YOU MAY NOT, without first obtaining the prior approval of the Compliance Officer, serve as a director, officer, employee, partner or trustee – nor hold any other position of substantial interest (as defined in Section XIII.3 below) – in any outside business enterprise.

a.	Significant involvement by employees in outside business activity is generally unacceptable.

b.	You do not need prior approval, however, if the following three conditions are met: (i) the enterprise is a family firm owned principally by other members of your family; (ii) the family business is not doing business with the Adviser and is not a securities or investment related business; and (iii) the services required will not interfere with your duties or your independence of judgment.

c.	In addition to securing prior approval for outside business activities, you will be required to disclose all relationships with outside enterprises annually.

d.	The Adviser’s policy on participation in outside business activities deals only with positions in business enterprises. It does not affect the Adviser’s practice of permitting employees to be associated with educational, charitable, religious or other civic organizations. These activities may be entered into without prior consent.

e.	Employees of the Adviser who are also Registered Representatives of ALPS must also comply with the policies and procedures set forth in the ALPS Compliance Manual.

2.	YOU MAY NOT act on behalf of the Adviser in connection with any transaction in which you have a personal interest.

3.	YOU MAY NOT have a “substantial interest” in any outside business which, to your knowledge, is involved currently in a business transaction with the Adviser, or is engaged in businesses similar to any business engaged in by the Adviser.

a.	A “substantial interest” includes any investment in the outside business involving an amount greater than 10 percent of your gross assets, or involving a direct or indirect ownership interest greater than 2 percent of the outstanding equity interests.

b.	Subject to the personal trading requirements of this Code, this requirement does not apply to investments in open-end registered investment companies, such as ETFs, mutual funds, or similar investments that are publicly owned.

4.	YOU MAY NOT favor one client account over another client account or otherwise disadvantage any client in any dealings whatsoever to benefit either yourself, the Adviser or another third-party client account.

5.	YOU MAY NOT, as result of your status as an Adviser employee, take advantage of any opportunity that your learn about or otherwise personally benefit from information you have obtained as an employee that would not have been available to you if you were not an Adviser employee.

XIV. pOLICY STATEMENT ON INSIDER tRADING

1.	General. Personal securities transactions should not conflict, or appear to conflict, with the interest of Advisory Clients. When you are contemplating a transaction for your personal account, or an account in which you may have a direct or indirect personal or family interest, you must be certain that the transaction is not in conflict with the interests of Advisory Clients. Specific rules in this area are difficult, and in the final analysis, although it is not possible to anticipate all potential conflicts of interest, the policy sets a standard that protects Advisory Clients, yet is also practical for our employees.

The Adviser recognizes the desirability of giving its employees reasonable freedom with respect to their investment activities, on behalf of themselves, their families, and in some cases, non-client accounts (i.e., charitable or educational organizations on whose boards of directors corporate personnel serve). However, personal investment activity may conflict with the interests of Advisory Clients. In order to avoid such conflicts – or even the appearance of conflicts – the Adviser has adopted the following policy.

The Adviser forbids any director, officer or employee from trading, either personally or on behalf of Advisory Clients or others, on Material Non-Public Information or communicating MNPI to others in violation of the law, such as tipping or recommending that others trade on such information. This conduct is deemed to be “insider trading.” This policy applies to every director, officer and employee and extends to activities within and outside their duties at the firm.

Every director, officer, and employee is required to read and retain this Policy Statement on Insider Trading. Questions regarding this Policy Statement on Insider Trading should be referred to the Compliance Officer or General Counsel.

2.	Explanation of Relevant Terms and Conditions. Although insider trading is illegal, Congress has not defined “insider,” “material” or “non-public information.” Instead, the courts have developed definitions of these terms. Set forth below is very general descriptions of these terms. However, it is usually not easily determined whether information is “material” or “non-public” and, therefore, whenever you have any questions as to whether information is material or non-public, consult with the Compliance Officer or General Counsel. Do not make this decision yourself.

a.	WHO IS AN INSIDER? The concept of an “insider” is broad. It includes officers, directors and employees of a company. A person may be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. Examples of temporary insiders are the company’s attorneys, accountants, consultants and bank lending officers, employees of such organizations, persons who acquire a 10% beneficial interest in the issuer, other persons who are privy to MNPI about the company. The Adviser and its employees may become “temporary insiders” of a company in which we invest, in which we advise, or for which we perform any other service. An outside individual may be considered an insider, according to the U.S. Supreme Court, if the company expects the outsider to keep the disclosed non-public information confidential or if the relationship suggests such a duty of confidentiality.

b.	WHAT IS MATERIAL NON-PUBLIC INFORMATION? Trading on inside information is not a basis for liability unless the information is material. Material Non-Public Information is defined in Section II of this Code.

c.	RESOLVING ISSUES CONCERNING INSIDER TRADING. If doubt remains as to whether information is material or non-public, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures and standards, or as to the propriety of any action, it must be discussed with either the Compliance Officer or General Counsel before trading or communicating the information to anyone.

d.	MISAPPROPRIATION THEORY. Under the “misappropriation theory,” liability is established when trading occurs on MNPI that is stolen or misappropriated from any other person. In U.S. v. Carpenter, a columnist defrauded The Wall Street Journal by stealing non-public information from the Journal and using it for trading in the securities markets. Note that the misappropriation theory can be used to reach a variety of individuals not previously thought to be encompassed under the fiduciary duty theory.

e.	WHO IS A CONTROLLING PERSON? “Controlling Persons” include not only employers, but also any person with power to influence or control the direction of the management, policies or activities of another person. Controlling Persons may include not only the company, but also its directors and officers. As discussed in Section XIV.3 below, a Controlling Person may be subject to civil or criminal penalties for failing to establish, maintain and enforce this Policy Statement on Insider Trading and/or if such failure permitted or substantially contributed to an insider trading violation.

f.	HOW IS MATERIAL NON-PUBLIC INFORMATION MONITORED? When an employee is in possession of non-public information , a determination is made as to whether such information is material. If the non-public information is material, as determined by the Compliance Officer or General Counsel, the Compliance Officer will take that information into account in deciding whether or not to approve a personal trading request.

3.	Penalties for Insider Trading Violations. Penalties for trading on or communicating Material Non-Public information are more severe than ever. The individuals involved in such unlawful conduct may be subject to both civil and criminal penalties. A Controlling Person may be subject to civil or criminal penalties for failing to establish, maintain and enforce the Adviser’s Policy Statement against Insider Trading and/or if such failure permitted or substantially contributed to an insider trading violation. Individuals can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

a.	Civil injunctions;

b.	Treble damages;

c.	Disgorgement of profits;

d.	Jail sentences – Maximum jail sentences for criminal securities law violations are up to 10 years;

e.	Civil fines – Persons who committed the violation may pay up to three times the profit gained or loss avoided, whether or not the person actually benefited;

f.	Criminal fines – The employer or other “controlling persons” may be subject to substantial monetary fines; and

g.	Violators may be barred from the securities industry.

4.	Updates to Policy Statement. From time to, time this Policy Statement will be revised in light of developments in the law, questions of interpretation and application, and practical experience with the procedures contemplated by the Policy Statement. Any amendments to the Policy Statement will be highlighted and distributed to ensure that all employees are informed of any such changes and receive the most current policy, set forth in these policies and procedures

5. Certification and Review. This Policy Statement on Insider Trading will be distributed to all Adviser personnel. Annually, you will be required to certify that you have received, read and understand and will comply with all the provisions of this Policy Statement. In addition, newly hired employees must also attest to the Policy Statement. Periodically or upon request, a representative from the Compliance Officer or General Counsel will meet with employees to review this Policy Statement, including any developments in the law and to answer any questions of interpretation or application of this policy.

ATTACHMENT A

CODE OF ETHICS SECURITIES GRID

Most current version is posted on Dropbox/Policies and Procedures/Preclearance

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